AM 3/16/2004 SECURITI [barcode] ISSION CM

04002106

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~032599~~ 46023

RECEIVED FEB 2 3 2004 WASH., D.C. 187 PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gelband & Co., Inc. \DBA Alan Bruce Gelband

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue
(No. and Street)

New York, NY 10017
(City) (State) (Zip Code)

PROCESSED MAR 18 2004 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Gelband 212-688-2808
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name — *if individual, state last, first, middle name*)

535 Fifth Avenue 25th Floor New York, NY 10017
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 3/17

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Gelband, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gelband & Co., Inc., as of 12/31/03, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Alan Gelband
Signature

President
Title

Charlene B Metz
Notary Public

CHARLENE B METZ
Notary Public, State of New York
No 41-484-0643
Qualified in Queens County
Commission Expires January 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GELBAND & CO., INC.

Statement of Financial Condition

As of December 31, 2003

ASSETS

Cash	$ 11,062
Due from affiliate	2,452
Investment in securities, at market value (Note 2)	-0-
TOTAL ASSETS	$ 13,514

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 2,205
Stockholder's Equity:	
Capital stock, $.01 par; authorized, issued and outstanding 100 shares	1
Additional paid-in capital	13,299
Retained earnings (deficit)	(1,991)
Total Stockholder's Equity	11,309
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$13,514

The accompanying notes are an integral part of these financial statements.